Exhibit 21

Subsidiaries of

Polomar Health Services, Inc.

The subsidiaries of Polomar Health Services, Inc. are:

1.	Polomar Specialty Pharmacy, LLC, a State of Florida licensed retail compounding pharmacy
2.	Polomar Merger Sub, Inc., a Nevada corporation